Exhibit 99.1

Aphria Inc.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED NOVEMBER 30, 2020 AND NOVEMBER 30, 2019

(Unaudited, expressed in Canadian Dollars, unless otherwise noted)

Aphria Inc.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited - in thousands of Canadian dollars)

	Note	November 30, 2020	May 31, 2020
Assets
Current assets
Cash and cash equivalents		$187,997	$497,222
Accounts receivable		96,177	55,796
Prepaids and other current assets	4	48,162	42,983
Inventory	5	321,484	264,321
Biological assets	6	28,952	28,341
Current portion of convertible notes receivable	11	9,371	14,626
		692,143	903,289
Capital assets	8	655,114	587,163
Intangible assets	9	686,440	363,037
Promissory notes receivable		3,000	—
Long-term investments	12	21,815	27,016
Goodwill	10	752,289	617,934
		$2,810,801	$2,498,439
Liabilities
Current liabilities
Bank indebtedness	14	$5,111	$537
Accounts payable and accrued liabilities	15	254,318	152,750
Income taxes payable		16,576	6,410
Deferred revenue		—	902
Current portion of lease liabilities		1,767	1,315
Current portion of long-term debt	16	15,210	8,467
		292,982	170,381
Long-term liabilities
Lease liabilities		44,896	5,828
Long-term debt	16	122,533	129,637
Convertible debentures	17	358,008	270,783
Deferred tax liability	13	45,391	83,468
		863,810	660,097
Shareholders’ equity
Share capital	18	2,078,343	1,846,938
Warrants	19	360	360
Share-based payment reserve		29,600	27,721
Accumulated other comprehensive loss		(211)	(1,269)
Deficit		(215,739)	(61,215)
		1,892,353	1,812,535
Non-controlling interests	21	54,638	25,807
		1,946,991	1,838,342
		$2,810,801	$2,498,439

Nature of operations (Note 1), Commitments and contingencies (Note 32), Subsequent events (Note 34)

Approved on behalf of the Board:
“Renah Persofsky”	“Irwin Simon”
Signed: Director	Signed: Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

2

Aphria Inc.
Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

		For the three months ended November 30,		For the six months ended November 30,
	Note	2020	2019	2020	2019

Net revenue	22	160,532	120,600	306,221	246,712
Cost of goods sold	23	116,779	90,112	219,136	188,670

Gross profit before fair value adjustments		43,753	30,488	87,085	58,042
Fair value adjustment on sale of inventory	5	30,353	12,391	57,556	19,677
Fair value adjustment on growth of biological assets	6	(26,092)	(21,492)	(85,242)	(46,645)
Gross profit		39,492	39,589	114,771	85,010
Operating expenses:
General and administrative	24	27,791	22,076	56,144	44,381
Share-based compensation	25	13,595	7,563	17,856	12,519
Selling		7,538	5,662	14,751	7,642
Amortization		5,647	5,896	11,056	10,904
Marketing and promotion		5,273	6,592	11,380	12,426
Research and development		279	672	428	1,282
Transaction costs		22,576	691	25,624	1,426
		82,699	49,152	137,239	90,580
Operating loss		(43,207)	(9,563)	(22,468)	(5,570)
Finance income (expense), net	26	(6,074)	(5,006)	(13,277)	(10,263)
Non-operating income (expense), net	27	(89,796)	4,568	(107,119)	24,871
(Loss) income before income taxes		(139,077)	(10,001)	(142,864)	9,038

Income taxes (recovery)	13	(18,479)	(2,072)	(17,171)	526
Net (loss) income		(120,598)	(7,929)	(125,693)	8,512

Other comprehensive (loss) income
Other comprehensive (loss) income		(1,418)	(310)	1,058	(1,996)
Comprehensive (loss) income		$(122,016)	$(8,239)	$(124,635)	$6,516

Total comprehensive income (loss) attributable to:
Shareholders of Aphria Inc.		(135,224)	(7,876)	(153,466)	7,050
Non-controlling interests	21	13,208	(363)	28,831	(534)
		$(122,016)	$(8,239)	$(124,635)	$6,516

Weighted average number of common shares - basic		290,511,461	251,833,217	288,995,810	251,468,984
Weighted average number of common shares - diluted		290,511,461	251,833,217	288,995,810	252,427,777

(Loss) income per share - basic	29	$(0.42)	$(0.03)	$(0.43)	$0.03
(Loss) income per share - diluted	29	$(0.42)	$(0.03)	$(0.43)	$0.03

The accompanying notes are an integral part of these condensed interim consolidated financial statements

3

Aphria Inc.
Condensed Interim Consolidated Statements of Changes in Equity
(Unaudited - in thousands of Canadian dollars, except share amounts)

	Number of common shares	Share capital (Note 18)	Warrants (Note 19)	Share-based payment reserve	Accumulated other comprehensive loss	Retained earnings	Non-controlling interests (Note 21)	Total
Balance at May 31, 2019	250,989,120	$1,655,273	$1,336	$36,151	$(119)	$12,103	$28,409	$1,733,153
Share issuance - options exercised	1,099,858	6,571	—	(2,470)	—	—	—	4,101
Share issuance - RSUs exercised	568,488	3,803	—	—	—	—	—	3,803
Share issuance - warrants exercised	474,545	712	—	—	—	—	—	712
Cancelled shares	(500,000)	(615)	—	—	—	615	—	—
Share-based payments	—	—	—	7,061	—	—	—	7,061
Comprehensive income (loss) for the period	—	—	—	—	(1,996)	9,046	(534)	6,516
Balance at November 30, 2019	252,632,011	$1,665,744	$1,336	$40,742	$(2,115)	$21,764	$27,875	$1,755,346

	Number of common shares	Share capital (Note 18)	Warrants (Note 19)	Share-based payment reserve	Accumulated other comprehensive income (loss)	Retained earnings (deficit)	Non-controlling interests (Note 21)	Total
Balance at May 31, 2020	286,520,265	$1,846,938	$360	$27,721	$(1,269)	$(61,215)	$25,807	$1,838,342
Share issuance - legal settlement	2,259,704	12,963	—	—	—	—	—	12,963
Share issuance - equity financing	17,432,879	128,459	—	—	—	—	—	128,459
Share issuance - SweetWater acquisition	9,823,183	85,796	—	—	—	—	—	85,796
Share issuance - options exercised	137,695	1,023	—	(911)	—	—	—	112
Share issuance - RSUs exercised	522,733	3,164	—	—	—	—	—	3,164
Share-based payments	—	—	—	2,790	—	—	—	2,790
Comprehensive income (loss) for the period	—	—	—	—	1,058	(154,524)	28,831	(124,635)
Balance at November 30, 2020	316,696,459	$2,078,343	$360	$29,600	$(211)	$(215,739)	$54,638	$1,946,991

The accompanying notes are an integral part of these condensed interim consolidated financial statements

4

Aphria Inc.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited - in thousands of Canadian dollars)

		For the six months ended November 30,
	Note	2020	2019
Cash used in operating activities:
Net (loss) income for the period		$(125,693)	$8,512
Adjustments for:
Future income taxes	13	(37,208)	(2,175)
Fair value adjustment on sale of inventory	5	57,556	19,677
Fair value adjustment on growth of biological assets	6	(85,242)	(46,645)
Loss on marketable securities		—	338
Unrealized foreign exchange loss		8,245	7,688
Amortization	8,9	29,252	21,531
Unrealized loss on convertible notes receivable	11	468	6,939
Transaction costs associated with business acquisitions		17,233	—
Other non-cash items		(166)	14
Share-based compensation	25	17,856	12,519
Loss on long-term investments	28	1,883	22,741
Loss (gain) on convertible debentures		87,225	(63,285)
Change in non-cash working capital	30	(37,342)	(52,322)
		(65,933)	(64,468)
Cash provided by (used in) financing activities:
Share capital issued, net of cash issuance costs		127,174	—
Proceeds from warrants and options exercised		112	8,616
Proceeds from long-term debt		2,332	79,400
Repayment of long-term debt		(2,740)	(8,285)
Repayment of lease liabilities		(697)	(542)
Increase in bank indebtedness		4,574	2,443
		130,755	81,632
Cash used in investing activities:
Proceeds from disposal of marketable securities		—	19,861
Investment in capital and intangible assets		(37,030)	(66,050)
Proceeds from disposal of capital and intangible assets		8,193	886
Promissory notes advances		(3,000)	—
Repayment of convertible notes receivable	11	5,000	—
Proceeds from disposal of long-term investments and equity investees	28	3,318	16,515
Net cash paid on business acquisitions		(341,751)	(34,722)
		(365,270)	(63,510)
Effect of foreign exchange on cash and cash equivalents		(8,777)	(6,757)
Net decrease in cash and cash equivalents		(309,225)	(53,103)
Cash and cash equivalents, beginning of period		497,222	550,797
Cash and cash equivalents, end of period		$187,997	$497,694
Cash and cash equivalents are comprised of:
Cash in bank		$49,671	$497,491
Short-term deposits		138,326	203
Cash and cash equivalents		$187,997	$497,694

The accompanying notes are an integral part of these condensed interim consolidated financial statements

5

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended November 30, 2020 and November 30, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

1.	Nature of operations

Aphria Inc. (the "Company" or “Aphria”) is a leading global cannabis company inspiring and empowering the worldwide community to live their very best life. The Company exists under the laws of the Business Corporations Act (Ontario), is licensed to produce and sell medical and adult-use cannabis, cannabis-derived extracts, and derivative cannabis products in Canada under the provisions of The Cannabis Act.

Broken Coast Cannabis Ltd. (“Broken Coast”) is a wholly-owned subsidiary of the Company licensed to produce and sell cannabis under The Cannabis Act.

1974568 Ontario Ltd. (“Aphria Diamond”) is a 51% majority-owned subsidiary of the Company. In November 2019, Aphria Diamond received its cultivation licence under the provisions of The Cannabis Act.

SweetWater Brewing Company, LLC (“SweetWater”) is a wholly-owned subsidiary operating in the beverage alcohol industry in the United States.

The registered office of the Company is located at 1 Adelaide Street East, Suite 2310, Toronto, Ontario.

The Company’s common shares are listed under the symbol “APHA” on the Toronto Stock Exchange (“TSX”) in Canada and the National Association of Securities Dealers Automated Quotations Exchange (“NASDAQ”) in the United States.

These condensed interim consolidated financial statements were approved by the Company’s Board of Directors on January 12, 2020.

2.	Basis of preparation

(a)	Statement of compliance

The Company’s condensed interim consolidated financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. These condensed interim consolidated financial statements do not include all notes of the type normally included within the annual financial report and should be read in conjunction with the audited financial statements of the Company for the year ended May 31, 2020, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and Interpretations of the IFRS Interpretations Committee.

(b)	Basis of measurement

These condensed interim consolidated financial statements have been prepared on the going concern basis, under the historical cost convention except for certain financial instruments that are measured at fair value and biological assets that are measured at fair value less costs to sell, as detailed in the Company’s accounting policies.

(c)	Functional currency

All figures presented in the consolidated financial statements are reflected in Canadian dollars; however, the functional currency of the Company includes the Canadian dollar, United States dollar and the Euro.

Foreign currency transactions are translated to the respective functional currencies of the Company’s entities at the exchange rates in effect on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the foreign exchange rate applicable at the statement of financial position date. Non-monetary items carried at historical cost denominated in foreign currencies are translated to the functional currency at the date of the transactions. Non-monetary items carried at fair value denominated in foreign currencies are translated to the functional currency at the date when the fair value was determined. Realized and unrealized exchange gains and losses are recognized through profit and loss.

On consolidation, the assets and liabilities of foreign operations reported in their functional currencies are translated into Canadian dollars, the Group’s presentation currency, at period-end exchange rates. Income and expenses, and cash flows of foreign operations are translated into Canadian dollars using average exchange rates. Exchange differences resulting from translating foreign operations are recognized in other comprehensive income and accumulated in equity. The Company and all of its subsidiaries’ functional currency is Canadian dollars, with the exception of Sweet Water Brewing Company, LLC and CC Pharma GmbH whose functional currency is the United States Dollar and Euro respectively.

6

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended November 30, 2020 and November 30, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

(d)	Basis of consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The following is a list of the Company’s operating subsidiaries:

Subsidiaries	Jurisdiction of incorporation	Ownership interest
Broken Coast Cannabis Ltd.	British Columbia, Canada	100%
SweetWater Brewing Company, LLC	United States of America	100%
ARA – Avanti Rx Analytics Inc.	Ontario, Canada	100%
FL Group S.r.l.	Italy	100%
ABP, S.A.	Argentina	100%
Aphria Germany GmbH	Germany	100%
Aphria RX GmbH	Germany	100%
CC Pharma GmbH	Germany	100%
CC Pharma Research and Development GmbH	Germany	100%
Aphria Wellbeing GmbH	Germany	100%
Marigold Projects Jamaica Limited	Jamaica	95%[1]
ASG Pharma Ltd.	Malta	100%
ColCanna S.A.S.	Colombia	90%
CC Pharma Nordic ApS	Denmark	75%
1974568 Ontario Ltd.	Ontario, Canada	51%

Intragroup balances, and any unrealized gains and losses or income and expenses arising from transactions with jointly controlled entities are eliminated to the extent of the Company’s interest in the entity.

The Company treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Company. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in a separate reserve within equity attributable to the owners of the Company.

3.	Significant accounting policies

These condensed interim consolidated financial statements have been prepared following the same accounting policies used in the preparation of the audited financial statements of the Company for the year ended May 31, 2020. For comparative purposes, the Company has reclassified certain immaterial items on the condensed interim consolidated statements of financial position and the condensed interim consolidated statements of income (loss) and comprehensive income (loss) to conform with the current period’s presentation.

[1] The Company holds 49% of the issued and outstanding shares of Marigold Projects Jamaica Limited through wholly-owned subsidiary Marigold Acquisitions Inc. The Company holds rights through a licensing agreement to 95% of the results of operations of Marigold Projects Jamaica Limited.

7

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended November 30, 2020 and November 30, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

4.	Prepaids and other current assets

Prepaids and other current assets are comprised of:

	November 30, 2020	May 31, 2020
Sales tax receivable	$2,938	$11,670
Prepaid assets	30,975	23,365
Other	14,249	7,948
	$48,162	$42,983

5.	Inventory

Inventory is comprised of:

	Capitalized cost	Fair value adjustment	November 30, 2020	May 31, 2020
Cannabis	$106,058	$104,940	$210,998	$151,715
Cannabis trim	7,154	—	7,154	4,023
Cannabis oil	25,968	1,279	27,247	43,082
Cannabis vapes	7,784	223	8,007	7,551
Packaging and other inventory items	23,090	—	23,090	22,609
Beverage alcohol inventory	6,622	—	6,622	—
Distribution inventory	38,366	—	38,366	35,341
	$215,042	$106,442	$321,484	$264,321

The Company incurred cannabis costs of $36,744 and $68,705 (2019 - $14,629 and $30,083) for the three and six months ended November 30, 2020. The Company recorded $30,353 and $57,556 (2019 - $12,391 and $19,677) of fair value adjustments on the growth of biological assets included in inventory sold for the three and six months ended November 30, 2020.

The Company’s capitalized cost increased by $8,669 and $29,267 for the three and six months ended November 30, 2020. The increase in capitalized costs is made up of the following: cannabis related inventory increased by $4,599 and $19,620, beverage alcohol inventory increased by $6,622 and $6,622 and distribution inventory increased (decreased) by $(2,552) and $3,025 for the three and six months ended November 30, 2020.

6.	Biological assets

Biological assets are comprised of:

Amount
Balance at May 31, 2019	$18,725
Changes in fair value less costs to sell due to biological transformation	115,255
Production costs capitalized	131,561
Transferred to inventory upon harvest	(237,200)
Balance at May 31, 2020	$28,341
Changes in fair value less costs to sell due to biological transformation	85,242
Production costs capitalized	72,477
Transferred to inventory upon harvest	(157,108)
Balance at November 30, 2020	$28,952

8

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended November 30, 2020 and November 30, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

The Company values cannabis plants at cost, which approximates fair value from the date of initial clipping from mother plants until half-way through the flowering cycle of the plants. Measurement of the biological transformation of the plant at fair value less costs to sell begins in the fourth week prior to harvest and is recognized evenly until the point of harvest. The number of weeks in the growing cycle is between twelve and sixteen weeks from propagation to harvest. The Company has determined the fair value less costs to sell of cannabis to be between $2.40 and $2.90 per gram, upon harvest for greenhouse produced cannabis (May 31, 2020 – $3.00 per gram) and between $3.50 and $4.00 per gram (May 31, 2020 - $4.00 per gram), upon harvest for indoor produced cannabis. The Company has determined the fair value increment on cannabis trim to be $nil per gram (May 31, 2020 - $0.01 per gram).

The effect of the fair value less cost to sell over and above historical cost was an increase in non-cash value of biological assets and inventory of $26,092 and $85,242 during the three and six months ended November 30, 2020 (2019 - $21,492 and $46,645).

The fair value of biological assets is determined using a valuation model to estimate expected harvest yield per plant applied to the estimated price per gram less processing and selling costs. Only when there is a material change from the expected fair value used for cannabis does the Company make any adjustments to the fair value used. During the period, the Company amended the fair value based on an expected lower average selling price with the release of the Company’s economy brands, which the Company is using to create demand for lower potency harvested cannabis.

In determining the fair value of biological assets, management has made the following estimates in this valuation model:

•       The harvest yield is between 20 grams and 60 grams per plant;

•        The selling price is between $1.50 and $6.50 per gram of cannabis;

•        Processing costs include drying and curing, testing, post-harvest overhead allocation, packaging and labelling costs between $0.30 and $0.80 per gram;

•       Selling costs include shipping, order fulfilment, patient acquisition and patient maintenance costs between $0.00 and $1.50 per gram;

Sales prices used in the valuation of biological assets is based on the average selling price of all cannabis products and can vary based on different strains being grown as well as the proportion of sales derived from wholesale compared to retail. Selling costs vary depending on methods of selling and are considered based on the expected method of selling and the determined additional costs which would be incurred. Expected yields for the cannabis plant is also subject to a variety of factors, such as strains being grown, length of growing cycle, and space allocated for growing. Management reviews all significant inputs based on historical information obtained as well as based on planned production schedules.

Management has quantified the sensitivity of the inputs and determined the following:

•       Selling price per gram – a decrease in the average selling price per gram by 5% would result in the biological asset value decreasing by $822 (May 31, 2020 - $682) and inventory decreasing by $12,312 (May 31, 2020 - $9,895)

•       Harvest yield per plant – a decrease in the harvest yield per plant of 5% would result in the biological asset value decreasing by $490 (May 31, 2020 - $439)

These inputs are level 3 on the fair value hierarchy and are subject to volatility in market prices and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

9

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended November 30, 2020 and November 30, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

7.	Related party transactions

Key management personnel compensation for the three and six months ended November 30, 2020 and 2019 was comprised of:

	For the three months ended November 30,		For the six months ended November 30,
	2020	2019	2020	2019
Salaries	$3,361	$1,850	$6,980	$3,161
Amounts charged to share-based payment reserve in respect of share-based compensation	181	827	1,173	1,118
Deferred share units vested in the year	493	286	1,365	586
Deferred share units revalued in the year	136	(343)	250	(342)
Restricted share units vested in the year	3,599	373	5,140	143
Restricted share units revalued in the year	5,237	(200)	5,485	17
	$13,008	$2,793	$20,393	$4,683

Directors and officers of the Company control 0.10% or 332,377 of the voting shares of the Company.

As at November 30, 2020, a balance paid to an officer and director of the Company of $445 is included within prepaid and other current assets.

During the period, the Company issued 150,000 deferred share units to directors of the Company under the terms of the Company’s Omnibus Long-Term Incentive Plan.

During the period, the Company issued 866,190 restricted share units to officers and directors of the Company under the terms of the Company’s Omnibus Long-Term Incentive Plan, all of which vest over two years.

During the period, the Company issued 50,000 stock options to officers of the Company, under the terms of the Company’s Omnibus Long-Term Incentive Plan.

10

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended November 30, 2020 and November 30, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

8.	Capital assets

	Land	Production facility	Equipment	Leasehold improvements	Construction in process	Right-of-use assets	Total capital assets
Cost
At May 31, 2019	$33,153	$232,468	$79,627	$1,236	$174,182	$—	$520,666
IFRS 16 Adjustment	—	—	—	—	—	8,606	8,606
Additions	—	4,480	21,034	1,240	101,284	677	128,715
Transfers	72	37,491	108,730	16,081	(162,414)	40	—
Disposals	—	—	(7,157)	—	(5,559)	—	(12,716)
Impairment	(15)	(3,433)	(46)	(119)	(2,147)	(840)	(6,600)
Effect of foreign exchange	—	14	22	—	114	107	257
At May 31, 2020	33,210	271,020	202,210	18,438	105,460	8,590	638,928
Business Acquisition	—	—	13,502	523	2,017	39,992	56,034
Additions	263	3,221	3,921	260	26,173	225	34,063
Transfers	—	47,475	399	—	(47,825)	(49)	—
Effect of foreign exchange	5	48	13	(1)	77	4	146
At November 30, 2020	$33,478	$321,764	$220,045	$19,220	$85,902	$48,762	$729,171

Accumulated depreciation
At May 31, 2019	$—	$7,660	$8,919	$189	$—	$—	$16,768
Amortization	—	13,584	19,508	450	—	1,455	34,997
At May 31, 2020	—	21,244	28,427	639	—	1,455	51,765
Amortization	—	8,589	12,768	215	—	720	22,292
At November 30, 2020	$—	$29,833	$41,195	$854	$—	$2,175	$74,057

Net book value
At May 31, 2019	$33,153	$224,808	$70,708	$1,047	$174,182	$—	$503,898
At May 31, 2020	$33,210	$249,776	$173,783	$17,799	$105,460	$7,135	$587,163
At November 30, 2020	$33,478	$291,931	$178,850	$18,366	$85,902	$46,587	$655,114

11

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended November 30, 2020 and November 30, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

9.	Intangible assets

	Customer relationships	Corporate website	Licences, permits & applications	Non-compete agreements	Intellectual property, trademarks & brands	Total intangible assets
Cost
At May 31, 2019	$33,030	$905	$275,880	$3,330	$98,530	$411,675
Additions	112	557	2,893	2	1,944	5,508
Impairment	—	—	(19,363)	—	—	(19,363)
Effect of foreign exchange	(540)	(5)	68	(55)	(358)	(890)
At May 31, 2020	32,602	1,457	259,478	3,277	100,116	396,930
Business acquisition	201,547	—	—	13,003	119,628	334,178
Additions	—	46	2,261	—	885	3,192
Disposals	—	—	—	—	(8,193)	(8,193)
Effect of foreign exchange	541	5	144	41	455	1,186
At November 30, 2020	$234,690	$1,508	$261,883	$16,321	$212,891	$727,293

Accumulated depreciation
At May 31, 2019	$6,003	$417	$859	$1,490	$10,850	$19,619
Amortization	6,040	437	176	1,348	6,273	14,274
At May 31, 2020	12,043	854	1,035	2,838	17,123	33,893
Amortization	3,004	147	245	350	3,214	6,960
At November 30, 2020	$15,047	$1,001	$1,280	$3,188	$20,337	$40,853

Net book value
At May 31, 2019	$27,027	$488	$275,021	$1,840	$87,680	$392,056
At May 31, 2020	$20,559	$603	$258,443	$439	$82,993	$363,037
At November 30, 2020	$219,643	$507	$260,603	$13,133	$192,554	$686,440

Included in Licences, permits & applications is $254,216 of indefinite lived intangible assets. During the period, the Company disposed of $8,193 of trademarks for proceeds of $8,193.

10.	Business Acquisition

Acquisition of SW Brewing Company, LLC

On November 25, 2020, the Company, through its wholly-owned subsidiary Four Twenty Corporation, completed the purchase of all the shares of SW Brewing Company, LLC which is the holding company of 100% of the common shares of SweetWater. The purchase price consisted of cash consideration of $256,559 USD ($333,604 CAD), share consideration of 9,823,183 shares, and additional cash consideration of up to $66,000 USD contingent on SweetWater achieving specified EBITDA targets. The fair value of the shares on the date the Company closed the acquisition was $85,796, the fair value of the contingent consideration on the date the Company closed the acquisition was $58,959 USD ($76,664 CAD).

The Company is in the process of assessing the fair value of the net assets acquired and, as a result, the fair value of the net assets acquired may be subject to adjustments pending completion of final valuations and post-closing adjustments. The table below summarizes preliminary estimated fair value of the assets acquired and the liabilities assumed at the effective acquisition date.

12

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended November 30, 2020 and November 30, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

Amount
Consideration
Cash	$333,604
Shares	85,796
Contingent consideration	76,664
Total consideration	$496,064

Net assets acquired
Current assets
Cash and cash equivalents	9,086
Accounts receivable	4,954
Prepaids and other current assets	894
Inventory	6,632
Long-term assets
Capital assets	56,034
Customer relationships	201,547
Intellectual property, trademarks & brands	119,628
Non-compete agreements	13,003
Goodwill	134,097
Total assets	545,875
Current liabilities
Accounts payable and accrued liabilities	9,819
Current portion of lease liabilities	564
Long-term liabilities
Lease liabilities	39,428
Total liabilities	49,811

Total net assets acquired	$496,064

Revenue and net income and comprehensive net income for the Company would have been higher by approximately $20,000 and $6,000 for the three months ended November 30, 2020, if the acquisition had taken place on June 1, 2020.

Revenue and net income and comprehensive net income for the Company would have been higher by approximately $40,000 and $16,000 for the six months ended November 30, 2020 if the acquisition had taken place on June 1, 2020. In connection with this transaction, the Company expensed transaction costs of $15,732.

Goodwill is comprised of:

	November 30, 2020	May 31, 2020
CannWay Pharmaceuticals Inc. acquisition	$1,200	$1,200
Broken Coast Cannabis Ltd. acquisition	146,091	146,091
Nuuvera Corp. acquisition	377,221	377,221
LATAM Holdings Inc. acquisition	87,188	87,188
CC Pharma GmbH acquisition	6,146	6,146
SweetWater acquisition	134,097	—
Effect of foreign exchange	346	88
	$752,289	$617,934

During the period ended November 30, 2020, the Company completed its quarterly assessment of indicators of impairment of the Company’s cash-generating units (“CGUs”). The Company determined there were no indicators of impairment and did not estimate the recoverable amount of the CGUs.

13

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended November 30, 2020 and November 30, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

11.	Convertible notes receivable

	November 30, 2020	May 31, 2020
HydRx Farms Ltd. (d/b/a Scientus Pharma)	$—	$6,000
10330698 Canada Ltd. (d/b/a Starbuds)	5,348	4,728
High Tide Inc.	4,023	3,898
	9,371	14,626
Deduct - current portion	(9,371)	(14,626)
	$—	$—

HydRx Farms Ltd. (d/b/a Scientus Pharma)

On August 14, 2017, Aphria purchased $11,500 in secured convertible debentures of Scientus Pharma (“SP”). The convertible debentures bore interest at 8%, paid semi-annually, matured in two years and included the right to convert the debentures into common shares of SP at $2.75 per common share at any time before maturity. During the period, the Company settled the note receivable for $5,000.

10330698 Canada Ltd. (d/b/a Starbuds)

On December 28, 2018, Aphria purchased $5,000 in secured convertible debentures of Starbuds. The convertible debentures bear interest at 8.5% per annum accruing daily due until maturity on December 28, 2020. The debentures are secured against the assets of Starbuds. The debentures and any accrued and unpaid interest are convertible into common shares for $0.50 per common share and matured on December 28, 2020.

As at November 30, 2020, the fair value of the Company’s secured convertible debentures was $5,348 (May 31, 2020 - $4,728), which includes $429 (May 31, 2020 - $216) of accrued interest. The remaining change resulted in a fair value gain (loss) for the three and six months ended November 30, 2020 of $224 and $407 (2019 - $(1,413) and (1,025)).

High Tide Inc.

On April 10, 2019, Aphria purchased $4,500 in unsecured convertible debentures of High Tide Inc. (“High Tide”). The convertible debentures bear interest at 10% per annum, payable annually up front in common shares of High Tide based on the 10-day volume weighted average price (the “Debentures”). The debentures mature on April 10, 2021 and are convertible into common shares of High Tide at a price of $0.75 at the option of the holder. In addition to the debentures, the Company received 6,000,000 warrants in High Tide as part of the purchase of the unsecured convertible debentures (Note 12).

As at November 30, 2020, the fair value of the unsecured convertible debentures was $4,023 (May 31, 2020 - $3,898), which resulted in a fair value gain (loss) for the three and six months ended November 30, 2020 of $66 and $125 (2019 - $(252) and (174)).

Convertible notes receivable

The unrealized gain (loss) on convertible notes receivable recognized in the results of operations amounts to $290 and $(468) for the three and six months ended November 30, 2020 (2019 - $(8,094) and $(6,939)).

The fair value was determined using the Black-Scholes option pricing model using the following assumptions: the risk-free rate of 1.25%; expected life of the convertible note; volatility of 70% based on comparable companies; forfeiture rate of nil; dividend yield of nil; and, the exercise price of the respective conversion feature.

14

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended November 30, 2020 and November 30, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

12.	Long-term investments

	Cost May 31, 2020	Fair value May 31, 2020	Investment	Divesture/ Transfer	Subtotal November 30, 2020	Change in fair value	Fair value November 30, 2020
Level 1 on fair value hierarchy
Tetra Bio-Pharma Inc.	19,057	5,784	—	—	5,784	(942)	4,842
Aleafia Health Inc.	10,000	3,320	—	(3,320)	—	—	—
Rapid Dose Therapeutics Inc.	5,189	1,730	—	—	1,730	346	2,076
Fire & Flower Inc.	389	237	—	(237)	—	—	—
High Tide Inc.	450	165	—	—	165	14	179
Althea Group Holdings Ltd.	2,206	4,266	—	—	4,266	551	4,817
	37,291	15,502	—	(3,557)	11,945	(31)	11,914
Level 3 on fair value hierarchy
Resolve Digital Health Inc.	718	—	—	—	—	—	—
Resolve Digital Health Inc.	282	—	—	—	—	—	—
Green Acre Capital Fund I	2,000	2,373	—	—	2,373	(173)	2,200
Weekend Holdings Corp.	1,890	1,379	—	—	1,379	(80)	1,299
IBBZ Krankenhaus GmbH	1,956	1,993	—	—	1,993	(1,372)	621
Greenwell Brands GmbH	152	155	—	—	155	2	157
HighArchy Ventures Ltd.	9,995	4,997	—	—	4,997	—	4,997
Schroll Medical ApS	605	617	—	—	617	10	627
	17,598	11,514	—	—	11,514	(1,613)	9,901
	54,889	27,016	—	(3,557)	23,459	(1,644)	21,815

Tetra Bio-Pharma Inc.

The Company owns 26,900,000 common shares and 6,900,000 warrants at a cost of $19,057, with a fair value of $4,842 as at November 30, 2020. Each warrant is exercisable at $1.29 per warrant expiring November 1, 2021.

Aleafia Health Inc. (formerly Emblem Corp.) (“Aleafia”)

During the period, the Company sold 5,823,831 common shares in Aleafia, for proceeds of $3,066 resulting in a loss of $254 (Note 28).

Rapid Dose Therapeutics Inc. (“RDT”)

The Company owns 6,918,500 common shares, for a total cost of $5,189, with a fair value of $2,076 as at November 30, 2020.

Fire & Flower Inc.

During the period, the Company sold 334,525 common shares, for proceeds of $252 resulting in a gain of $15 (Note 28).

High Tide Inc.

The Company owns 943,396 common shares and 6,000,000 warrants in High Tide Inc. at a cost of $450, with a fair value of $179 as at November 30, 2020. Each warrant is exercisable at $0.85 per warrant expiring April 18, 2021.

Althea Group Holdings Ltd. (“Althea”)

The Company owns 12,250,000 common shares of Althea at a cost of $2,348 AUD ($2,206 CAD) with a fair value of $5,022 AUD ($4,817 CAD) as at November 30, 2020. Subsequent to quarter-end, the Company sold the remaining shares in Althea for proceeds of $5,022 AUD.

Resolve Digital Health Inc. (“Resolve”)

The Company owns 2,200,026 common shares and 2,200,026 warrants in Resolve at a total cost of $1,000, with a fair value of $nil as at November 30, 2020. The Company determined the fair value of its investment based on its net realizable value. Each warrant is exercisable at $0.65 per warrant expiring December 1, 2021.

15

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended November 30, 2020 and November 30, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

Green Acre Capital Fund I

The Company invested $2,000 to Green Acre Capital Fund I. The Company determined the fair value of its investment, based on its proportionate share of net assets, to be $2,200 as at November 30, 2020. The Company has received $1,560 return of capital since its initial contribution.

Weekend Holdings Corp. (formerly Green Tank Holdings Corp.)

The Company owns 2,040,218 shares in Weekend Holdings Corp. for a total cost of $1,420 USD ($1,890 CAD), with a fair value of $1,000 USD ($1,299 CAD) as at November 30, 2020. The Company determined the fair value of its investment based on its net realizable value. The Company recognized a loss from the change in fair value of $80 due to changes in the foreign exchange rate.

IBBZ Krankenhaus GmbH Klinik Hygiea (“Krankenhaus”)

The Company owns 25.1% of Krankenhaus, which is the owner and operator of Berlin-based Schöneberg Hospital, for €1,294 ($1,956 CAD). Through this investment, the Company is entitled to 5% of the net income (loss) for the years 2018 to 2021, and 10% of the net income (loss) for the period thereafter. Subsequent to quarter end, the Company sold its ownership of Krankenhaus for €400. The Company determined that the fair value of its investment, based on its recoverable value. The Company recognized a loss from the change in fair value of $1,372.

Greenwell Brands GmbH (“Greenwell”)

In September 2018, the Company entered into an investment and shareholder agreement with Greenwell for the purchase of 1,250 common shares, for a total cost of €100 ($152 CAD). The Company determined that the fair value of its investment, based on the most recent financing at the same price, is equal to its carrying value. The Company recognized a gain from the change in fair value of $2 due to changes in the foreign exchange rate.

HighArchy Ventures Ltd. (“HighArchy”)

The Company owns 9,453,168 shares, and has an option to re-acquire control of 10,536,832 shares in HighArchy for a total cost of $9,995, with a fair value of $4,997 as at November 30, 2020. The Company determined the fair value of its investment based on its net realizable value.

Schroll Medical ApS

The Company has contributed capital of €403 ($605 CAD) and owns 3,000 shares in Schroll Medical ApS. The Company determined that the fair value of its investment, based on the most recent financing at the same price, is equal to its carrying value. The Company recognized a gain from the change in fair value of $10 due to changes in the foreign exchange rate.

16

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended November 30, 2020 and November 30, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

13.	Income taxes and deferred income taxes

A reconciliation of income taxes at the statutory rate with the reported taxes is as follows:

	For the six months ended November 30,
	2020	2019
Net (loss) income before income taxes (recovery)	$(142,864)	$9,038
Statutory rate	26.5%	26.5%

Expected income tax (recovery) at combined basic federal and provincial tax rate	(37,859)	2,395

Effect on income taxes of:
Foreign tax differential	(341)	53
Permanent differences	159	295
Non-deductible share-based compensation and other expenses	4,732	3,246
Non-taxable portion of loss (gains)	13,715	(6,535)
Other	979	475
Tax assets not recognized	1,444	597
	$(17,171)	$526

Income tax expense (recovery) is comprised of:
Current	$20,037	$2,701
Future	(37,208)	(2,175)
	$(17,171)	$526

The following table summarized the movement in deferred tax:

Amount
Balance at May 31, 2019	$87,633
Future income tax recovery	(3,682)
Income tax recovery on share issuance costs	(483)
Balance at May 31, 2020	$83,468
Future income tax recovery	(37,208)
Income tax recovery on share issuance costs	(869)
Balance at November 30, 2020	$45,391

The following table summarizes the components of deferred tax:

	November 30, 2020	May 31, 2020
Deferred tax assets
Non-capital loss carry forward	$81,233	$40,792
Capital loss carry forward	2,082	2,556
Share issuance and financing fees	7,005	6,924
Unrealized loss	1,704	—
Other	3,467	2,483
Deferred tax liabilities
Net book value in excess of undepreciated capital cost	(16,492)	(11,523)
Intangible assets in excess of tax costs	(93,531)	(95,928)
Unrealized gain	—	(5,592)
Biological assets and inventory in excess of tax costs	(30,859)	(23,180)
Net deferred tax liabilities	$(45,391)	$(83,468)

17

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended November 30, 2020 and November 30, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

14.	Bank indebtedness

The Company secured an operating line of credit in the amount of $1,000 which bears interest at the lender’s prime rate plus 75 basis points. As at November 30, 2020, the Company has not drawn on the line of credit. The operating line of credit is secured by a first charge on the property at 265 Talbot Street West, Leamington, Ontario and a first ranking position on a general security agreement.

The Company’s subsidiary, CC Pharma, has two operating lines of credit for €3,500 each, which bear interest at Euro Over Night Index Average plus 1.79% and Euro Interbank Offered Rate plus 3.682%. As at November 30, 2020, a total of €3,286 ($5,110 CAD) was drawn down from the available credit of €7,000. The operating lines of credit are secured by a first charge on the inventory held by CC Pharma.

15.	Accounts payable and accrued liabilities

Accounts payable and accrued liabilities are comprised of:

	November 30, 2020	May 31, 2020
Trade payables	$81,411	$56,749
Contingent consideration	76,664	—
RSU and DSU accruals	19,880	3,758
Other accruals	76,363	92,243
	$254,318	$152,750

The contingent consideration is a fair value measurement and as such is carried at fair value. The fair value has been determined by discounting future expected cash outflows at a discount rate of 5%. The inputs into the future expected cash outflows are level 3 on the fair value hierarchy and are subject to volatility and uncertainty, which could significantly affect the fair value of the contingent consideration in future periods.

18

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended November 30, 2020 and November 30, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

16.	Long-term debt

	November 30, 2020	May 31, 2020
Credit facility - $80,000 - Canadian prime interest rate plus an applicable margin, 3-year term, with a 10-year amortization, repayable in blended monthly payments, due in November 2022	$80,000	$80,000
Term loan - $25,000 - Canadian Five Year Bond interest rate plus 2.73% with a minimum 4.50%, 5 year term, with a 15-year amortization, repayable in blended monthly payments, due in July 2023	17,821	18,241
Term loan - $25,000 - 3.95%, compounded monthly, 5 year term with a 15-year amortization, repayable in equal monthly instalments of $188 including interest, due in April 2022	21,386	21,975
Term loan - $1,250 - 3.99%, 5-year term, with a 10-year amortization, repayable in equal monthly instalments of $13 including interest, due in July 2021	770	830
Mortgage payable - $3,750 - 3.95%, 5-year term, with a 20-year amortization, repayable in equal monthly instalments of $23 including interest, due in July 2021	3,167	3,239
Vendor take-back mortgage - $2,850 - 6.75%, 5-year term, repayable in equal monthly instalments of $56 including interest, due in June 2021	438	701
Term loan - €5,000 - Euro Interbank Offered Rate + 1.79%, 5-year term, repayable in quarterly instalments of €250 plus interest, due in December 2023	5,054	5,740
Term loan - €5,000 - Euro Interbank Offered Rate + 2.68%, 5-year term, repayable in quarterly instalments of €250 plus interest, due in December 2023	5,054	5,740
Term loan - €1,500 - Euro Interbank Offered Rate + 2.00%, 5-year term, repayable in quarterly instalments of €98 including interest, due in April 2025	2,332	2,296
Term loan - €1,500 - Euro Interbank Offered Rate + 2.00%, 5-year term, repayable in quarterly instalments of €98 including interest, due in June 2025	2,332	—
	138,354	138,762
Deduct - unamortized financing fees	(611)	(658)
- principal portion included in current liabilities	(15,210)	(8,467)
	$122,533	$129,637

Total long-term debt repayments are as follows:

Next 12 months	$15,210
2 years	33,143
3 years	85,647
4 years	2,488
5 years	933
Thereafter	933
Balance of obligation	$138,354

The credit facility of $80,000 was entered into on November 29, 2019 by 51% owned subsidiary Aphria Diamond and is secured by a first charge on the property at 620 County Road 14, Leamington, Ontario, owned by Aphria Diamond, and a guarantee from Aphria Inc. Principal payments start on the credit facility in March 2021.

The term loan of $17,821 was entered into on July 27, 2018 and is secured by a first charge on the property at 223, 231, 239, 265, 269, 271 and 275 Talbot Street West, Leamington Ontario, a first position on a general security agreement, and an assignment of fire insurance to the lender. Principal payments started on the term loan in August 2018. The effective interest rate during the year was 4.68%.

19

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended November 30, 2020 and November 30, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

The term loan of $21,386 was entered into on May 9, 2017 and is secured by a first charge on the property at 265 Talbot Street West, Leamington Ontario, a first position on a general security agreement, and an assignment of fire insurance to the lender. Principal payments started on the term loan in March 2018.

The term loan of $770 and mortgage payable of $3,167 were entered into on July 22, 2016 and are secured by a first charge on the property at 265 Talbot Street West, Leamington, Ontario and a first position on a general security agreement.

The vendor take-back mortgage payable of $438 was entered into on June 30, 2016 in conjunction with the acquisition of the property at 265 Talbot Street West. The mortgage is secured by a second charge on the property at 265 Talbot Street West, Leamington, Ontario.

During the period, the Company entered into a term loan for €1,500 ($2,332 CAD) through wholly-owned subsidiary CC Pharma. The term loans for €9,500 ($14,772 CAD) are held through wholly-owned subsidiary CC Pharma. These term loans are secured against the distribution inventory held by CC Pharma.

17.	Convertible debentures

	November 30, 2020	May 31, 2020
Opening balance	$270,783	$421,366
Debt settlement	—	(91,169)
Fair value adjustment	87,225	(59,414)
Closing balance	$358,008	$270,783

The unsecured convertible debentures were entered into in April 2019, in the principal amount of $350,000 USD, are due in five years from issuance (the “Notes”). The Notes bear interest at a rate of 5.25% per annum, payable semi-annually in arrears on June 1 and December 1 of each year, beginning on December 1, 2019. The Notes are an unsecured obligation and ranked senior in right of payment to all indebtedness that is expressly subordinated in right of payment to the Notes. The Notes will rank equal in right of payment with all liabilities that are not subordinated. The Notes are effectively junior to any secured indebtedness to the extent of the value of the assets securing such indebtedness.

Holders of the Notes may convert all or any portion of their Notes, in multiples of $1 USD principal amount, at their option at any time between December 1, 2023 to the maturity date. The initial conversion rate for the Notes will be 106.5644 common shares of Aphria per $1 USD principal amount of Notes, which will be settled in cash, common shares of Aphria or a combination thereof, at Aphria’s election. This is equivalent to an initial conversion price of approximately $9.38 per common share, subject to adjustments in certain events. In addition, holders of the Notes may convert all or any portion of their Notes, in multiples of $1 USD principal amount, at their option at any time preceding December 1, 2023, if:

(a) the last reported sales price of the common shares for at least 20 trading days during a period of 30 consecutive trading days immediately preceding fiscal quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

(b) during the five business day period after any five consecutive trading day period (the “measurement period”) in which the trading price per $1 USD principal amount of the Notes for each trading day of the measurement period is less than 98% of the product of the last reported sale price of the Company’s common shares and the conversion rate on each such trading day;

(c) the Company calls any or all of the Notes for redemption or;

(d) upon occurrence of specified corporate event.

The Company may not redeem the Notes prior to June 6, 2022, except upon the occurrence of certain changes in tax laws. On or after June 6, 2022, the Company may redeem for cash all or part of the Notes, at its option, if the last reported sale price of the Company’s common shares has been at least 130% of the conversion price then in effect for at least 20 trading days during any 30 consecutive trading day period ending on and including trading day immediately preceding the date on which the Company provides notice of redemption. The redemption of Notes will be equal to 100% of the principal amount plus accrued and unpaid interest to, but excluding, the redemption date.

As at November 30, 2020 there was $259,240 USD principal outstanding (May 31, 2020 - $259,240 USD).

20

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended November 30, 2020 and November 30, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

18.	Share capital

The Company is authorized to issue an unlimited number of common shares. As at November 30, 2020, the Company has issued 316,696,459 shares.

Common Shares	Number of shares	Amount
Balance at May 31, 2020	286,520,265	$1,846,938
Legal settlement	2,259,704	12,963
Equity financing	17,432,879	128,459
SweetWater acquisition	9,823,183	85,796
Options exercised	137,695	1,023
RSUs exercised	522,733	3,164
	316,696,459	$2,078,343

a)	In June 2020 and September 2020, the Company issued 1,658,375 and 601,329 shares as part of legal settlements;
b)	In November 2020, the Company completed its at-the-market financing for net proceeds of $128,459 and issued 17,432,879 shares.
c)	In November 2020, the Company completed the acquisition of SweetWater (Note 10) in which it issued 9,823,183 shares.
d)	Throughout the period, 48,998 shares were issued from the exercise of stock options with exercise prices ranging from $5.24 to $5.44 for a value of $1,023, including any cash consideration; and,
e)	Throughout the period, 522,733 shares were issued in accordance with the restricted share unit plan to employees.

19.	Warrants

The warrant details of the Company are as follows:

Type of warrant	Expiry date	Number of warrants	Weighted average price	Amount
Warrant	September 26, 2021	200,000	$3.14	$360
Warrant	January 30, 2022	7,022,472	9.26	—
		7,222,472	$9.09	$360

	November 30, 2020		May 31, 2020
	Number of warrants	Weighted average price	Number of warrants	Weighted average price
Outstanding, beginning of the period	7,222,472	$9.09	2,292,800	$12.25
Exercised during the period	—	—	(766,372)	1.50
Issued during the period	—	—	7,022,472	9.26
Expired during the period	—	—	(1,326,428)	19.84
Outstanding, end of the period	7,222,472	$9.09	7,222,472	$9.09

21

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended November 30, 2020 and November 30, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

20.	Stock options

The Company adopted a stock option plan under which it is authorized to grant options to officers, directors, employees and consultants enabling them to acquire common shares of the Company. The maximum number of common shares reserved for issuance of stock options that can be granted under the plan is 10% of the issued and outstanding common shares of the Company. The options granted can be exercised for up to a maximum of 10 years and vest as determined by the Board of Directors. The exercise price of each option can not be less than the market price of the common shares on the date of grant.

The Company recognized a share-based compensation expense of $1,090 and $2,790 during the three and six months ended November 30, 2020 (2019 - $4048 and $7,061), related to stock options (Note 25). The total fair value of options granted during the period was $111 (2019 - $6,842).

	November 30, 2020		May 31, 2020
	Number of options	Weighted average price	Number of options	Weighted average price
Outstanding, beginning of the period	5,882,471	$11.95	7,814,996	$11.05
Exercised during the period	(413,527)	4.70	(1,566,331)	3.86
Issued during the period	50,000	6.00	1,894,128	7.98
Forfeited during the period	(40,258)	6.75	(2,260,322)	11.10
Expired during the period	(142,000)	12.22	—	—
Outstanding, end of the period	5,336,686	$12.49	5,882,471	$11.95
Exercisable, end of the period	4,194,413	$13.23	3,873,497	$12.26

In June 2020, the Company issued 50,000 stock options at an exercise price of $6.00 per share, exercisable for 5 years to officers of the Company. Nil options vested immediately and the remainder vest over 3 years.

22

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended November 30, 2020 and November 30, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

The outstanding option details of the Company are as follows:

Expiry date	Weighted average exercise price	Number of options	Vested and exercisable
December 2020	$5.25	212,500	75,000
January 2021	$21.70	10,000	10,000
January 2021	$22.89	110,000	80,000
March 2021	$14.39	20,000	20,000
March 2021	$9.98	200,000	200,000
March 2021	$12.39	50,000	50,000
April 2021	$11.40	333,334	283,334
May 2021	$20.19	858,500	858,500
June 2021	$1.40	1,668	1,668
June 2021	$11.78	50,000	50,000
September 2021	$19.38	50,000	50,000
October 2022	$6.90	37,000	37,000
July 2023	$11.51	60,000	40,000
July 2023	$11.85	328,000	214,666
September 2023	$19.38	113,334	86,666
October 2023	$19.70	40,000	26,666
February 2024	$12.77	125,000	74,996
February 2024	$13.31	1,000,000	1,000,000
April 2024	$11.45	60,000	19,998
June 2024	$9.15	300,000	100,000
June 2024	$9.70	50,000	16,666
August 2024	$9.13	460,717	154,609
October 2024	$6.63	300,000	300,000
November 2024	$6.26	257,982	185,993
June 2025	$6.00	50,000	—
July 2027	$2.52	59,689	59,689
November 2027	$6.29	39,792	39,792
March 2028	$12.29	119,378	119,378
March 2028	$14.38	39,792	39,792
Outstanding, end of the period	$12.49	5,336,686	4,194,413

The Company used the Black-Scholes option pricing model to determine the fair value of options granted using the following assumptions: risk-free rate of 0.39% on the date of grant; expected life of 5 years; volatility of 70% based on comparable companies; forfeiture rate of 35%; dividend yield of nil; and, the exercise price of the respective option.

23

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended November 30, 2020 and November 30, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

21.	Non-controlling interests

The following tables summarise the information relating to the Company’s subsidiaries, CC Pharma Nordic ApS, Aphria Diamond, Marigold Projects Jamaica Limited (“Marigold”), and ColCanna S.A.S. before intercompany eliminations.

Non-controlling interests as at November 30, 2020:
			CC Pharma Nordic ApS	Aphria Diamond	Marigold	ColCanna S.A.S.	November 30, 2020
Current assets			$814	$77,057	$—	$695	$78,566
Non-current assets			$47	191,435	—	116,002	307,483
Current liabilities			$(811)	(25,832)	—	(331)	(26,974)
Non-current liabilities			$(465)	(147,601)	—	(34,737)	(182,802)
Net assets			(415)	95,059	—	81,629	176,273

Non-controlling interests %			25%	49%	5%	10%
Non-controlling interests			$(104)	$46,579	$—	$8,163	$54,638

Non-controlling interests as at May 31, 2020:
				Aphria Diamond	Marigold	ColCanna S.A.S.	May 31, 2020
Current assets				$51,521	$—	$754	$52,275
Non-current assets				176,507	—	115,614	292,121
Current liabilities				(15,630)	—	(378)	(16,008)
Non-current liabilities				(176,516)	—	(33,738)	(210,254)
Net assets				35,882	—	82,252	118,134

Non-controlling interests %				49%	5%	10%
Non-controlling interests				$17,582	$—	$8,225	$25,807

Non-controlling interests for the six months ended November 30, 2020:
			CC Pharma Nordic ApS	Aphria Diamond	Marigold	ColCanna S.A.S.	November 30, 2020
Revenue			$456	$98,599	$—	$—	$99,055
Total expenses (recovery)			$872	$39,421	—	$620	40,913
Net comprehensive income			(416)	59,178	—	(620)	58,142

Non-controlling interests %			25%	49%	5%	10%
			$(104)	$28,997	$—	$(62)	$28,831

Non-controlling interests for the six months ended November 30, 2019:
	Aphria Diamond	CannInvest Africa Ltd.	Verve Dynamics	Nuuvera Malta Ltd.	Marigold	ColCanna S.A.S.	November 30, 2019
Revenue	$—	$—	$—	$42	$31	$—	$73
Total expenses (recovery)	502	$(12)	$544	720	(126)	(1,473)	155
Net comprehensive loss	(502)	12	(544)	(678)	157	1,473	(82)
Non-controlling interests %	49%	50%	70%	10%	5%	10%
	$(246)	$6	$(381)	$(68)	$8	$147	$(534)

24

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended November 30, 2020 and November 30, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

22.	Net revenue

Net revenue is comprised of:

	For the three months ended November 30,		For the six months ended November 30,
	2020	2019	2020	2019
Cannabis revenue	$86,993	$40,222	$170,222	$75,301
Cannabis excise taxes	(19,082)	(6,064)	(38,820)	(10,358)
Net cannabis revenue	67,911	34,158	131,402	64,943

Beverage alcohol revenue	935	—	935	—
Beverage alcohol excise taxes	(54)	—	(54)	—
Net beverage alcohol revenue	881	—	881	—

Distribution revenue	91,740	86,442	173,938	181,769
	$160,532	$120,600	$306,221	$246,712

23.	Cost of goods sold

Cost of goods sold is comprised of:

	For the three months ended November 30,		For the six months ended November 30,
	2020	2019	2020	2019
Cannabis costs	$36,744	$14,629	$68,705	$30,083
Beverage alcohol costs	348	—	348	—
Distribution costs	79,687	75,483	150,083	158,587
	$116,779	$90,112	$219,136	$188,670

24.	General and administrative expenses

	For the three months ended November 30,		For the six months ended November 30,
	2020	2019	2020	2019
Executive compensation	$3,362	$2,410	$6,152	$4,247
Consulting fees	2,484	4,140	4,885	7,905
Office and general	5,017	2,394	10,180	6,601
Professional fees	1,448	1,421	2,687	3,933
Salaries and wages	10,938	7,329	22,523	13,611
Insurance	3,601	2,700	7,577	5,195
Travel and accommodation	651	1,328	1,552	2,369
Rent	290	354	588	520
	$27,791	$22,076	$56,144	$44,381

25

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended November 30, 2020 and November 30, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

25.	Share-based compensation

Share-based compensation is comprised of:

	For the three months ended November 30,		For the six months ended November 30,
	2020	2019	2020	2019
Amounts charged to share-based payment reserve in respect of share-based compensation	$1,090	$4,048	$2,790	$7,061
Deferred share units vested in the year	493	286	1,365	586
Deferred share units revalued in the year	136	(343)	250	(342)
Restricted share units vested in the year	4,968	3,785	6,408	4,650
Restricted share units revalued in the year	6,908	(213)	7,043	564
	$13,595	$7,563	$17,856	$12,519

During the period, the Company issued 150,000 deferred share units to directors of the Company under the terms of the Company’s Omnibus Long-Term Incentive Plan.

During the period, the Company issued 2,574,986 restricted share units to employees, consultants and officers under the terms of the Company’s Omnibus Long-Term Incentive Plan. Nil vested immediately and the remaining vest over two years.

During the period, the Company issued 50,000 stock options to officers of the Company, under the terms of the Company’s Omnibus Long-Term Incentive Plan.

As at November 30, 2020, the Company had 346,716 deferred share units and 3,734,687 restricted share units outstanding, of which 234,216 deferred share units and 919,561 restricted share units were vested.

26.	Finance Income (expense), net

Finance income (expense), net is comprised of:

	For the three months ended November 30,		For the six months ended November 30,
	2020	2019	2020	2019
Interest income	$406	$2,744	$832	$6,640
Interest expense	(6,480)	(7,750)	(14,109)	(16,903)
	$(6,074)	$(5,006)	$(13,277)	$(10,263)

27.	Non-operating income

Non-operating income is comprised of:

	For the three months ended November 30,		For the six months ended November 30,
	2020	2019	2020	2019
Non-operating income (loss):
Foreign exchange (loss) gain	$(4,180)	$286	$(24,430)	$(8,396)
Gain (loss) on long-term investments	(494)	(36,449)	(1,883)	(22,741)
Unrealized (loss) gain on convertible debentures	(87,646)	49,078	(87,225)	63,285
Other non-operating items, net	2,524	(8,347)	6,419	(7,277)
	$(89,796)	$4,568	$(107,119)	$24,871

26

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended November 30, 2020 and November 30, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

28.	Gain (loss) on long-term investments

Gain (loss) on long-term investments for the three and six months ended November 30, 2020 is comprised of:

Investment	Proceeds	Opening fair value / cost	Gain (loss) on disposal	Change in fair value	Total
Level 1 on fair value hierarchy
Aleafia Health Inc.	$3,066	$3,320	$(254)	$—	$(254)
Fire & Flower Inc.	252	237	15	—	15
Long-term investments (Note 12)	—	—	—	(1,644)	(1,644)
For the period ended November 30, 2020	3,318	3,557	(239)	(1,644)	(1,883)

Less transactions in previous quarter:
August 31, 2020	3,318	3,557	(239)	(1,150)	(1,389)
Three months ended November 30, 2020	$—	$—	$—	$(494)	$(494)

29.	Earnings per share

The calculation of earnings per share for the three months ended November 30, 2020 was based on the net (loss) income of $(120,598) (2019 – $(7,929)) and a weighted average number of common shares outstanding of 290,511,461 (2019 – 251,833,217) calculated as follows:

	2020	2019
Basic earnings (loss) per share:
Net income (loss) for the period	$(120,598)	$(7,929)
Average number of common shares outstanding during the year	290,511,461	251,833,217
Earnings (loss) per share - basic	$(0.42)	$(0.03)

	2020	2019
Diluted earnings (loss) per share:
Net income (loss) for the period	$(120,598)	$(7,929)

Average number of common shares outstanding during the year	290,511,461	251,833,217
"In the money" warrants outstanding during the year	—	—
"In the money" options outstanding during the year	—	—
	290,511,461	251,833,217
Earnings (loss) per share - diluted	$(0.42)	$(0.03)

27

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended November 30, 2020 and November 30, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

The calculation of earnings per share for the six months ended November 30, 2020 was based on the net (loss) income of $(125,693) (2019 – $8,512) and a weighted average number of common shares outstanding of 288,995,810 (2019 – 251,468,984) calculated as follows:

	2020	2019
Basic (loss) earnings per share:
Net (loss) income for the period	$(125,693)	$8,512
Average number of common shares outstanding during the period	288,995,810	251,468,984
(Loss) earnings per share - basic	$(0.43)	$0.03

	2020	2019
Diluted (loss) income per share:
Net (loss) income for the period	$(125,693)	$8,512
Average number of common shares outstanding during the period	288,995,810	251,468,984
"In the money" warrants outstanding during the period	—	579,056
"In the money" options outstanding during the period	—	379,737
	288,995,810	252,427,777
(Loss) income per share - diluted	$(0.43)	$0.03

30.	Change in non-cash working capital

Change in non-cash working capital is comprised of:

	For the six months ended November 30,
	2020	2019
Decrease (increase) in:
Accounts receivable	$(35,427)	$(35,207)
Other current assets	(4,984)	(3,567)
Inventory, net of fair value adjustment	(22,635)	(38,195)
Biological assets, net of fair value adjustment	(122)	(11,530)
Increase (decrease) in:
Accounts payable and accrued liabilities	16,562	36,612
Income taxes payable	10,166	(542)
Deferred revenue	(902)	107
	$(37,342)	$(52,322)

31.	Financial risk management and financial instruments

Financial instruments

The Company has classified its financial instruments as described in Note 3 of the Company’s audited financial statements for the year ended May 31, 2020.

The carrying values of accounts receivable, prepaids and other current assets, bank indebtedness and accounts payable and accrued liabilities approximate their fair values due to their short periods to maturity.

The Company’s long-term debt of $25,761 is subject to fixed interest rates. The Company’s long-term debt is valued based on discounting the future cash outflows associated with the long-term debt. The discount rate is based on the incremental premium above market rates for Government of Canada securities of similar duration. In each period thereafter, the incremental premium is held constant while the Government of Canada security is based on the then current market value to derive the discount rate. The fair value of the Company’s long-term debt in repayment as at November 30, 2020 was $25,506.

28

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended November 30, 2020 and November 30, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

Fair value hierarchy

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of inputs used in making the measurements. Cash and cash equivalents are Level 1. The hierarchy is summarized as follows:

Level 1	quoted prices (unadjusted) in active markets for identical assets and liabilities
Level 2	inputs that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices) from observable market data
Level 3	inputs for assets and liabilities not based upon observable market data

	Level 1	Level 2	Level 3	November 30, 2020
Financial assets at FVTPL
Cash and cash equivalents	$187,997	$—	$—	$187,997
Convertible notes receivable	—	—	9,371	9,371
Long-term investments	11,914	—	9,901	21,815
Financial liabilities at FVTPL
Convertible debentures	—	—	(358,008)	(358,008)
Outstanding, end of the period	$199,911	$—	$(338,736)	$(138,825)

	Level 1	Level 2	Level 3	May 31, 2020
Financial assets at FVTPL
Cash and cash equivalents	$497,222	$—	$—	$497,222
Convertible notes receivable	—	—	14,626	14,626
Long-term investments	15,502	—	11,514	27,016
Financial liabilities at FVTPL
Convertible debentures	—	—	(270,783)	(270,783)
Outstanding, end of the period	$512,724	$—	$(244,643)	$268,081

The following table presents the changes in level 3 items for the three months ended November 30, 2020:

	Unlisted equity securities	Convertible notes receivable	Convertible debentures	Total
Closing balance May 31, 2019	$11,514	$14,626	$(270,783)	$(244,643)
Additions	—	213	—	213
Disposals	—	(5,000)	—	(5,000)
Unrealized gain (loss) on fair value	(1,613)	(468)	(87,225)	(89,306)
Closing balance November 30, 2020	$9,901	$9,371	$(358,008)	$(338,736)

29

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended November 30, 2020 and November 30, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

Financial risk management

The Company has exposure to the following risks from its use of financial instruments: credit; liquidity; currency rate; and, interest rate price.

(a)	Credit risk

The maximum credit exposure at November 30, 2020 is the carrying amount of cash and cash equivalents, accounts receivable, prepaids and other current assets, promissory notes receivable and convertible notes receivable. All cash and cash equivalents are placed with major financial institutions.

	Total	0-30 days	31-60 days	61-90 days	90+ days
Trade receivables	96,177	87,444	5,607	815	2,311
		91%	6%	1%	2%

(b)	Liquidity risk

As at November 30, 2020, the Company’s financial liabilities consist of bank indebtedness and accounts payable and accrued liabilities, which have contractual maturity dates within one-year, long-term debt, and convertible debentures which have contractual maturities over the next five years.

Aphria maintains a debt service charge covenant on certain loans secured by its Aphria One facilities that is measured at year-end only. The Company believes that it has sufficient operating room with respect to its financial covenants for the next fiscal year and does not anticipate being in breach of any of its financial covenants.

The Company manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Company’s working capital position at November 30, 2020, management regards liquidity risk to be low.

(c)	Currency rate risk

As at November 30, 2020, a portion of the Company’s financial assets and liabilities held in United States Dollars (“USD”) and Euros consist of cash and cash equivalents, convertible notes receivable, and long-term investments. The Company’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting, to the greatest extent possible, with third parties in the functional currency. The Company is exposed to currency rate risk in other comprehensive income, relating to foreign subsidiaries which operate in a foreign currency. The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as management has determined that this risk is not significant at this point in time.

The Company is exposed to unrealized foreign exchange risk through its cash and cash equivalents. As at November 30, 2020, approximately $105,000 USD ($135,000 CAD) of the Company’s cash and cash equivalents was in United States dollars. A 1% change in the foreign exchange rate would result in an unrealized gain or loss of approximately $1,400.

(d)	Interest rate price risk

The Company manages interest rate risk by restricting the type of investments and varying the terms of maturity and issuers of marketable securities. Varying the terms to maturity reduces the sensitivity of the portfolio to the impact of interest rate fluctuations.

(e)	Capital management

The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations, and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.

30

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended November 30, 2020 and November 30, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes to the Company’s capital management approach in the year. The Company considers its cash and cash equivalents and marketable securities as capital.

32.	Commitments and contingencies

The Company has committed purchase orders outstanding at November 30, 2020 related to capital asset expansion of $12,463, all of which are expected to be paid within the next year.

The following table presents the future undiscounted payment associated with lease liabilities as of November 30, 2020:

Years ending November 30,
2020	4,050
2021	3,819
2022	3,835
2023	3,795
2024	3,610
Thereafter	54,672
$ 73,781

The Company incurred interest expense associated with its lease liabilities of $172 and $90 (2020 - $161 and $80) for the three and six months ended November 30, 2020.

From time to time, the Company and/or its subsidiaries may become defendants in legal actions arising out of the ordinary course and conduct of its business.

As of November 30, 2020, the Company was served statements of claims in class action lawsuits against the Company and certain of its officers and former officers. These claims relate to alleged misconduct in connection with the Company’s acquisitions of LATAM Holdings Inc. ("LATAM") and Nuuvera Inc., and the Company’s June 2018 securities offering. At the present time, the representative claimants have been identified and selected in both the U.S. and Canada. The U.S. claims include alleged violations of Section 10(b) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10b-5 under the Exchange Act and Section 20(a) of the Exchange Act. The Canadian claims include alleged statutory and common law misrepresentation and oppression. The Company intends to vigorously defend itself in each of these actions. With respect to the cases commenced in the U.S., the Company pursued a motion to dismiss the U.S. claim. The Company’s motion was denied and the claim was maintained against the Company and certain of its former and current senior officers. The Company is currently pursuing a motion to reconsider during which time, the primary action is stayed pending the decision on the motion to reconsider. In the U.S. action, the Company is self-insured for the costs associated with any award or damages arising from such actions and has entered into indemnity agreements with each of the directors and officers and, subject to certain exemptions, will cover any costs incurred by them in connection with any of the class action claims. Canadian insurance coverage may not be sufficient to fully cover any judgments against the Company. As at November 30, 2020, the Company has not recorded any uninsured amount related to this contingency.

As of July 20, 2020, a proposed class action (the “Langevin Class Action”) has been commenced against a number of Canadian licensed producers including the Company and its subsidiary, Broken Coast (collectively, the “Defendants”) by Lisa Marie Langevin (the “Plaintiff”) on behalf of all persons in Canada who purchased cannabis products that were manufactured, sold, promoted, or distributed by the Defendants and consumed prior to the labelled expiry date of such products on or after June 16, 2010, if such products were used for medicinal purposes and on or after October 17, 2018, if such products were used for recreational purposes (the “Proposed Class”). The Plaintiff specifically alleges that (i) the Defendants marketed medicinal and recreational cannabis products with an advertised content of THC and CBD that was “drastically different” (higher and lower percentages) from the actual amount in the cannabis products and (ii) the Plaintiff suggests that the plastic bottles or caps used to store the cannabis products may have absorbed or degraded the THC or CBD content. The Plaintiff seeks recovery of the money the Proposed Class spent on the Defendants’ products that did not contain what they were advertised to contain and compensatory damages for those who suffered physical or mental injuries as a result of the Defendants’ mislabeling of the products. Amended pleadings were served on the company on December 12, 2020 adding a new plaintiff to the action. The Company intends to vigorously defend itself in each of these actions. Canadian insurance coverage may not be sufficient to fully cover any judgments against the Company. As at November 30, 2020, the Company has not recorded any uninsured amount related to this contingency.

31

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended November 30, 2020 and November 30, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

33.	Segment reporting

Information reported to the Chief Operating Decision Maker (“CODM”) for the purpose of resource allocation and assessment of segment performance focuses on the nature of the operations. The Company operates in four segments. 1) cannabis operations, which encompasses the production, distribution and sale of both medical and adult-use cannabis, 2) beverage alcohol operations, which encompasses production, distribution and sale of beverage alcohol products, 3) distribution operations, which encompasses the purchase and resale of products to customers and 4) businesses under development which encompass operations in which the Company has not received final licensing or has not commenced commercial sales from operations. Factors considered in determining the operating segments include the Company’s business activities, the management structure directly accountable to the CODM, availability of discrete financial information and strategic priorities within the organizational structure.

Segment net revenue:
	For the three months ended November 30,		For the six months ended November 30,
	2020	2019	2020	2019
Cannabis business	$67,911	$33,984	$131,402	$64,769
Distribution business	91,035	86,442	172,702	181,769
Beverage alcohol business	881	—	881	—
Business under development	705	174	1,236	174
Total	$160,532	$120,600	$306,221	$246,712

Segment net income (loss):
	For the three months ended November 30,		For the six months ended November 30,
	2020	2019	2020	2019
Cannabis business	$(121,303)	$(1,967)	$(113,530)	$17,920
Distribution business	(963)	(3,246)	(2,418)	(1,385)
Beverage alcohol business	299	—	299	—
Business under development	1,369	(2,716)	(10,044)	(8,023)
Total	$(120,598)	$(7,929)	$(125,693)	$8,512

Geographic net revenue:
	For the three months ended November 30,		For the six months ended November 30,
	2020	2019	2020	2019
North America	$67,548	$33,984	$131,027	$33,673
Europe	91,409	85,146	172,105	141
Latin America	1,575	1,470	3,089	1,146
Africa	—	—	—	—
Total	$160,532	$120,600	$306,221	$34,960

32

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended November 30, 2020 and November 30, 2019

(Unaudited - in thousands of Canadian dollars, except share and per share amounts)

Geographic capital assets:
	November 30, 2020	May 31, 2020
North America	$564,771	$519,768
Europe	84,050	61,143
Latin America	6,293	6,252
Africa	—	—
Total	$655,114	$587,163

Major customers are defined as customers that each individually account for greater than 10% of the Company’s annual revenues. As of November 30, 2020, there was a total of 1 major customer within the cannabis business segment (2019 – nil) that represented over $33,000 in the Company’s net revenue.

34.	Subsequent events

The following events occurred subsequent to November 30, 2020:

a)	The Company entered into a definitive agreement to combine with Tilray Inc. Under the terms of the agreement, shareholders of the Company will receive 0.8381 shares of Tilray, Inc. for each Aphria common share. Upon the completion of the agreement, the Company’s shareholders will own approximately 62% of the outstanding Tilray shares on a fully diluted basis, resulting in a reverse acquisition of Tilray, Inc.

b)	The Company, through wholly owned subsidiary Four Twenty Corporation (“420”), entered into a secured credit agreement for term loan of $100,000 USD and a revolving credit facility of $20,000 USD. The Company drew the full amount of the term loan but has not drawn any amount on the revolving line of credit. 420 provided all of its and SweetWater’s assets as security for the loan and the Company provided a corporate guarantee. The term loan is due in three years, has repayments of $7,500 USD in its first twelve months and $10,000 USD in the each of the next two years, repayable in quarterly instalments beginning March 31, 2021. The term loan bears interest at the EUROBIR rate plus an applicable margin based on 420’s leverage.

33